Exhibit 99.1

LocalTapiola Life Expands Relationship with Sapiens to Transform its Core Life Insurance Systems

The expanded agreement will now include Sapiens Cloud Services for a ten-year period

Holon, Israel, July 13, 2023 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that LocalTapiola Life (LT), Finland’s fourth-largest life insurer, has chosen to expand its partnership and will include Sapiens Cloud Services for a ten-year period. This underscores Sapiens earlier agreement to implement LT’s core system transformation by replacing its current eight separate Policy Administration Systems with Sapiens CoreSuite for Life and Pensions.

Sapiens was selected for its proven experience in complex insurance ecosystem integrations, providing an end-to-end, cloud-first, digitally enhanced platform for individual and group products, across Life, Wealth and Retirement. LT has seen customer behaviour changing rapidly, and digitalization is a key step in enhancing efficiency while simultaneously providing upgraded, seamless customer service and new products.

“Sapiens are helping us remain highly competitive by empowering us to develop digital new business while consolidating our legacy business at the same time,” said Pasi Haarala, CEO LocalTapiola Life. “We look forward to a continued fruitful and rewarding relationship with Sapiens for many years to come.”

Sapiens CoreSuite for Life and Pensions will empower LT Life with a wide range of fully embedded data management and analytics capabilities. The LT implementation is underpinned by the market-leading Sapiens Intelligence data and analytics module that pools the insurer’s data to provide actionable insights, improving underwriting risk selection and reducing claims expense ratios. Sapiens Cloud Services empowers companies to focus on core business objectives, eliminating IT bottlenecks, with support and maintenance services providing proactive management.

The LT implementation makes use of the Sapiens One-Hand-to-Shake model, whereby Sapiens provides, via its SaaS solution, the implementation, support and maintenance services, as well as Cloud hosting and services. LT will benefit from the proven and secure Cloud services provided by Sapiens and from their comprehensive solutions and platform expertise.

“LocalTapiola Life has been Sapiens’ very first implementation in Finland,” said Roni Al-Dor, Sapiens President & CEO. “As our relationship deepens and expands over time, we will continue to engage in ongoing development according to local regulations and global innovations, based on our continuous roadmap and new releases.”

Sapiens CoreSuite empowers insurers to quickly and easily tailor and launch new life insurance products through a variety of low-code/no-code configuration tools as well as support their existing product portfolios. It streamlines premium payment processes and client management features, in addition to further enhancements for Policy Service transactions driven from the at-a-glance Policy Dashboard.

www.sapiens.com

About LocalTapiola Group

LocalTapiola Group is a mutual group of companies owned by its customers. LocalTapiola is a partner in lifelong security for its customers. Group offering features an increasing variety of forecasting, security and well-being solutions that make the everyday life of Finns safer, more successful financially and healthier. LocalTapiola serves private customers, entrepreneurs, corporate customers, farmers and organisations. LocalTapiola’s products and services cover nonlife, life and pension insurance, as well as investment and saving services. We are also professionals in corporate risk management and welfare in the workplace. LocalTapiola’s network of regional companies consists of 19 regional mutual insurance companies.

For more information visit www.lahitapiola.fi.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.

For more information visit https://sapiens.com or follow us on LinkedIn.

Media and Investor’s Contact

Yaffa Cohen-Ifrah
Chief Marketing Officer &
Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapiens.com

www.sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com

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